UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Western Asset Inflation-Linked Income Fund

(Name of Issuer)

Common Shares of Beneficial Interest, No Par Value

(Title of Class of Securities)

95766Q106

(CUSIP Number)

Jacki Badal, Esq. 2365 Carillon Point Kirkland, WA 98033 (425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95766Q106
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 5,624,953 (1)
		8.	Shared Voting Power -0-
		9.	Sole Dispositive Power 5,624,953 (1)
		10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,624,953 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

All common shares of beneficial interest, no par value (the “Common Shares”), of Western Asset Inflation-Linked Income Fund (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	Based on 23,322,256 Common Shares outstanding as of November 30, 2022, as reported in the Issuer’s Form N-CSR filed on February 1, 2023.

CUSIP No. 95766Q106
1.	Names of Reporting Persons William H. Gates III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7.	Sole Voting Power 5,624,953 (1)
		8.	Shared Voting Power -0-
		9.	Sole Dispositive Power 5,624,953 (1)
		10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,624,953 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes Common Shares held by Cascade. All Common Shares of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	Based on 23,322,256 Common Shares outstanding as of November 30, 2022, as reported in the Issuer's Form N-CSR filed on February 1, 2023.

This Amendment No. 17 to Schedule 13D (this “Amendment”) relates to the common shares of beneficial interest, no par value (the “Common Shares”), of Western Asset Inflation-Linked Income Fund (the “Issuer”).  This Amendment is being jointly filed by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (“WHG,” and collectively with Cascade, the “Reporting Persons”) to amend certain Items of the Schedule 13D previously filed with the Securities and Exchange Commission on January 3, 2006, as amended on April 19, 2006; June 19, 2008; July 7, 2008; July 17, 2008; October 17, 2008; October 15, 2010; September 12, 2012; April 21, 2014; December 12, 2014; December 17, 2014; December 24, 2014; January 20, 2015; April 8, 2015; November 25, 2020; January 4, 2021; and October 14, 2022. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Information in the Schedule 13D remains in effect except to the extent that it is amended or superseded by subsequently filed information, including information in this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration

Cascade acquired its Common Shares with working capital and through dividend reinvestment.

Since its most recent Schedule 13D filing, Cascade acquired 250,340 Common Shares pursuant to a dividend reinvestment plan of the Issuer. Other than the reinvestment of dividends, Cascade paid no consideration to acquire these shares.

Item 5.	Interest in Securities of the Issuer

(a)      See items 11 and 13 of the cover pages to this Amendment for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Amendment for the number of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)      During the past sixty days, Cascade acquired (i) 30,618 Common Shares on February 8, 2023, and (ii) 165,943 Common Shares on January 13, 2023—in each case pursuant to the dividend reinvestment plan of the Issuer (the “DRIP”). The number of shares received pursuant to the DRIP was based on the formula described in the DRIP. Other than the reinvestment of dividends, Cascade paid no consideration to acquire these shares.

(d)      None.

(e)      Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2023	CASCADE INVESTMENT, L.L.C. (1)

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

WILLIAM H. GATES III (1)

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated January 3, 2006, and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer filed on January 3, 2006, SEC File No. 005-81249, and incorporated by reference herein.

(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(3)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.